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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        (AMENDMENT NO. ________________)*

                         Global TeleSystems Group, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                         (Title of Class of Securities)

                                    37936U104
                                 (CUSIP Number)

                                  March 5, 1999
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                    / /   Rule 13d-1(b)

                    /X/   Rule 13d-1(c)

                    / /   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP No.  37936U104                                                 Page 2 of 5




1.  Names of Reporting Persons.
      I.R.S. Identification Nos. of above person (entities only)

    Apax Partners & Co. Ventures Ltd. ("Apax")



2.  Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                        (a) / /

                                                                        (b) / /


3.  SEC Use Only


4.  Citizenship or Place of Organization                       England


Number of            5.  Sole Voting Power                    4,265,171
Shares Bene-
ficially
Owned by Each        6.  Shared Voting Power                  0
Reporting
Person With:
                     7.  Sole Dispositive Power               4,265,171


                     8.  Shared Dispositive Power             0


9.  Aggregate Amount Beneficially Owned by Each Reporting Person     4,265,171

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                        (See Instructions) / /


11. Percentage of Class Represented by Amount in Row (9)

                                 5.2% (based on the information contained in the Issuer's Offering Circular/Proxy
                                 Statement/Prospectus, dated February 2, 1999)


12. Type of Reporting Person (See Instructions)               CO
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ITEM 1(a).   NAME OF ISSUER:

             Global TeleSystems Group, Inc.  (the "Issuer").

ITEM 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             The principal executive offices of the Issuer are located at 1751 Pinnacle Drive, North Tower - 12th Floor, McLean, VA 22102.

ITEM 2(a).   NAME OF PERSON FILING:

             The name of the person filing this Report is Apax Partners & Co. Ventures Ltd. ("Apax"). Apax is a corporation organized under the laws of England. Apax Funds Nominees Limited (the "Nominee") holds all of the shares of Common Stock (as defined) of record solely as nominee for (i) Apax Ventures IV ("Ventures IV") and Apax UK V-B ("UK V-B"), which are partnerships organized under the laws of England in order to make venture capital investments, and (ii) Apax Ventures IV International Partners, L.P. ("Ventures IV L.P.") and Apax UK V-A, L.P. ("UK V-A"), which are partnerships organized under the laws of Delaware in order to make venture capital investments. Apax is the manager of Ventures IV, UK V-B, Ventures IV L.P. and UK V-A and has sole voting and dispositive power with respect to the shares of Common Stock held of record by the Nominee.

ITEM 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

             The principal business address of Apax is 15 Portland Place, London WIN 3AA England.

ITEM 2(c).   CITIZENSHIP:

             Apax is a corporation organized under the laws of England.

ITEM 2(d).   TITLE OF CLASS OF SECURITIES:

             Common Stock, par value $.10 per share ("Common Stock")

ITEM 2(e).   CUSIP NUMBER:

             37936U104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

      (a)  / / Broker or dealer registered under Section 15 of the Exchange Act.

      (b)  / / Bank as defined in Section 3(a)(6) of the Exchange Act.

      (c) / / Insurance company as defined in Section 3(a)(19) of the Exchange Act.

      (d) / / Investment Company registered under Section 8 of the Investment Company Act.

      (e)  / / An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E).

      (f) / / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

      (g) / / A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

      (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
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      (i)  / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

      (j)  / / Group in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement if filed pursuant to Rule 13d-1(c), check this box. /X/

ITEM 4.      OWNERSHIP.

      (a)      4,265,171 shares of Common Stock

      (b) 5.2% of the issued and outstanding shares of Common Stock of the Issuer (based on the information contained in the Issuer's Offering Circular/Proxy Statement/Prospectus, dated February 2,
               1999).

      (c)      (i)   4,265,171

               (ii)  0

               (iii) 4,265,171

               (iv)  0

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

             N/A

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

             N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

             N/A

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

             N/A

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP.

             N/A

ITEM 10.     CERTIFICATIONS.

             By signing below the undersigned certifies that to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purposes of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


MATERIAL TO BE FILED AS EXHIBITS.

N/A
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                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 12, 1999

                                    APAX PARTNERS & CO. VENTURES LTD.


                                    By:  /s/ Clive Sherling
                                         ------------------------------------
                                            Name:  Clive Sherling
                                            Title: Director